Mail Stop 4561

April 5, 2007

John A. Roberts
101 East County Line Road, Suite 210,
Hatboro, PA 19040

> **Re: InfoLogix, Inc.**
> **Form 8-K**
> **Filed April 5, 2007**
> **File No. 333-125575**

Dear Mr. Roberts:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K

1.   The disclosure should state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

2.   To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former

accountants stating whether the accountant agrees with the statements made in
your revised Form 8-K.

* * * *

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. You may wish to provide us with marked
copies of the amendment to expedite our review. Please furnish a cover letter with your
amendment that keys your responses to our comments and provides any requested
supplemental information. Detailed cover letters greatly facilitate our review. Please file
your cover letter on EDGAR. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

▪ the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;

▪ staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and

▪ the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

You may contact the undersigned at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant